780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

February 15, 2008

VIA EDGAR

Mr. Briccio Barrientos

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Hilliard-Lyons Government Fund, Inc.

Schedule 14A

Dear Mr. Barrientos:

The purpose of this letter is to respond to oral comments received from you on Thursday, February 14, 2008, regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Hilliard-Lyons Government Fund, Inc. (the “Company”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

1.

Comment:  Does HL Financial Services, LLC (the subsidiary of Houchens Industries, Inc. that will own the Adviser after the Proposed Transaction) act as an adviser or subadviser to any registered investment companies?  If so, please name such registered investment companies in the Proxy Statement under “Questions and Answers.”

Response:  HL Financial Services, LLC does not act as an adviser or subadviser to any registered investment companies.

2.

Comment:  Under “Board Approval and Recommendation—Investment Performance of the Fund,” clarify the “peer group” with which the Fund’s performance was compared.  Specify whether such peer group consisted of funds

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Mr. Briccio Barrientos

U.S. Securities and Exchange Commission

February 15, 2008

with similar objectives, asset sizes or both and state whether the Fund's performance was higher or lower than the peer group.

Response:  Done.

*   *   *   *   *   *

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Working Group